

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via e-mail
Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

> **Re: Quinpario Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2014**
> **File No. 001-36051**

Dear Mr. Berra:

We have reviewed the above-captioned filing and have the following comments.

General

1. With respect to Proposal No. 7 and the issuance of the Series A Convertible Preferred Stock via the PIPE transaction, please provide the information required by Item 13(a)(1) of Schedule 14A, which is required through application of Item 11(e) of Schedule 14A. We note disclosure on page 65, which appears to concede that the required pro forma information is not included in the current presentation. In relevant part, you disclose that "[t]o the extent the Backstop Commitment is utilized, the Series A Convertible Preferred Stock is issued in the PIPE Investment and converted to Quinpario Common Stock, or the Rollover Funds elect to contribute additional Jason equity in connection with the rollover, the pro forma information will change." Please advise.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)
        Olshan Frome Wolosky LLP